

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2014

Via Facsimile
Mr. Paulo Diniz
Interim Chief Financial Officer
Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA  94608

> **RE:    Amyris, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed April 2, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 14, 2014**
> **File No. 1-34885**

Dear Mr. Diniz:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

General

1.    In future filings, please discuss all material trends that are reasonably expected to have an impact on your business.  For example, we note that although your earnings calls for both the fourth quarter of 2013 and the second quarter of 2014 discuss detailed updates about your farnesene production costs, you do not discuss this information in your annual report or subsequent quarterly reports.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Equity Awards, page 48</u>

2.       In future filings please clearly disclose that none of the options or restricted stock units you award to named executive officers are based on performance.  Additionally, please briefly disclose how the compensation committee decided the allocation between options and restricted stock units.  <u>See</u> Item 402(b)(2)(iv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief